RULE 424(b)(3)
                                            REGISTRATION STATEMENT NO. 333-86273


                                   PROSPECTUS

                                1,255,508 SHARES

                                SYSCO CORPORATION

                                  COMMON STOCK




         This prospectus relates to an aggregate offering of 1,255,508 shares of SYSCO common stock by the selling shareholders identified on page 6 of this prospectus.

         The selling shareholders will sell their shares as described in the section of this prospectus entitled "Plan of Distribution." SYSCO will not receive any of the proceeds from the sale of shares of common stock by the selling shareholders.

          SYSCO's common stock is traded on the New York Stock Exchange under the symbol "SYY." The last reported sale price of the common stock on October 18, 1999 was $33.9375 per share.



        _______________________________________________________________

     THIS INVESTMENT INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.
        ________________________________________________________________



         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                The date of this prospectus is October 19, 1999



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                                TABLE OF CONTENTS
                                                                            PAGE
                                                                            ----

SYSCO Corporation..............................................................2
Recent Developments............................................................3
Risk Factors...................................................................4
Use of Proceeds................................................................7
Selling Shareholders...........................................................7
Plan of Distribution...........................................................8
Legal Matters..................................................................9
Experts........................................................................9
Where You Can Find More Information............................................9


     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, "SYSCO," "we," "us," and "our" refer to SYSCO Corporation and its subsidiaries.


                                SYSCO CORPORATION

     SYSCO Corporation, together with its subsidiaries and divisions, is the largest U.S. distributor of food and related products to the foodservice or "away-from-home-eating" industry. SYSCO provides its products and services to approximately 300,000 customers, including:

     o    restaurants;

     o    healthcare and educational facilities;

     o    lodging establishments; and

     o other foodservice customers throughout the entire continental United States, as well as portions of Alaska, Hawaii and Canada.

     Since SYSCO's formation in 1969, annual sales have grown from approximately $115 million to over $17 billion in fiscal 1999. SYSCO's innovations in food technology, packaging and transportation provide customers with quality products delivered on time, in excellent condition and at reasonable prices.

     Products distributed by SYSCO include:

     o a full line of frozen foods, such as meats, fully prepared entrees, fruits, vegetables and desserts;

     o    a full line of canned and dry goods;

     o    fresh meats;

     o    imported specialties; and

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


     o    fresh produce.

     SYSCO also supplies a wide variety of nonfood items, including:

     o    paper products such as disposable napkins, plates and cups;

     o    tableware such as china and silverware;

     o    restaurant and kitchen equipment and supplies;

     o    medical and surgical supplies; and

     o    cleaning supplies.

     SYSCO distributes both nationally-branded merchandise and products packaged under its own private brands.

     SYSCO estimates that it purchases from thousands of independent sources, none of which accounts for more than 5% of SYSCO's purchases. These sources consist generally of large companies selling brand name and private label merchandise and independent private label processors and packers. Generally, purchasing is carried out on a decentralized basis through centrally developed purchasing programs and direct purchasing programs established by SYSCO's various operating subsidiaries and divisions. SYSCO continually develops relations with suppliers but has no material long-term purchase commitments with any suppliers.

     Our principal executive offices are located at 1390 Enclave Parkway, Houston, Texas 77077-2099, and our telephone number is (281) 584-1390.


                               RECENT DEVELOPMENTS

     On August 27, 1999, SYSCO acquired by merger Doughtie's Foods, Inc., located in Portsmouth, Virginia. Doughtie's distributes a wide variety of meat and seafood products and other food items, including fruits and vegetables.

     On August 20, 1999, SYSCO acquired  substantially  all of the assets of the
Buckhead Beef Company, Inc. located in Atlanta, Georgia. Buckhead Beef distributes custom-cut fresh steaks and other meats, seafood and poultry products.

     On July 9, 1999, SYSCO signed a merger agreement with Newport Meat Co., Inc. located in Irvine, California. Newport Meat distributes fresh aged beef and other meats, seafood and poultry products to the southern California foodservice market. The merger was completed on July 30, 1999.

     None of the acquisitions described above will have a material impact on SYSCO's business, financial condition or results of operations.



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
                                  RISK FACTORS

     In addition to the other information in this prospectus, the following risk factors should be considered carefully in evaluating an investment in the common stock offered hereby.

SYSCO IS IN A LOW MARGIN BUSINESS AND ITS PROFITABILITY MAY BE NEGATIVELY IMPACTED DURING PERIODS OF FOOD PRICE DEFLATION

     The foodservice distribution industry is characterized by relatively high inventory turnover with relatively low profit margins. SYSCO makes a significant portion of its sales at prices that are based on the cost of products it sells plus a percentage markup. As a result, SYSCO's profit levels may be negatively impacted during periods of food price deflation, even though SYSCO's gross profit percentage may remain relatively constant. The foodservice industry is sensitive to national and economic conditions. SYSCO's operating results also are sensitive to, and may be adversely affected by other factors, including difficulties with the collectability of accounts receivables, inventory control, competitive price pressures, severe weather conditions and unexpected increases in fuel or other transportation-related costs. Although such factors have not had a material adverse impact on SYSCO's past operations, there can be no assurance that one or more of these factors will not adversely affect future operating results.

SYSCO'S SIGNIFICANT INDEBTEDNESS COULD INCREASE ITS VULNERABILITY TO COMPETITIVE PRESSURES, NEGATIVELY AFFECT ITS ABILITY TO EXPAND AND DECREASE THE MARKET VALUE OF ITS COMMON STOCK

     Because historically a substantial part of SYSCO's growth has been the result of acquisitions and capital expansion, SYSCO's continued growth depends, in large part, on its ability to continue this expansion. As a result, its inability to finance acquisitions and capital expenditures through borrowed funds could restrict its ability to expand. Moreover, any default under the documents governing the indebtedness of SYSCO could have a significant adverse effect on the market value of SYSCO's common stock. Further, SYSCO's leveraged position may also increase its vulnerability to competitive pressures.

BECAUSE SYSCO SELLS FOOD PRODUCTS, IT FACES THE RISK OF EXPOSURE TO PRODUCT LIABILITY CLAIMS

     SYSCO, like any other seller of food, faces the risk of exposure to product liability claims in the event that the use of products sold by it causes injury or illness. With respect to product liability claims, SYSCO believes it has sufficient primary or excess umbrella liability insurance. However, this insurance may not continue to be available at a reasonable cost, or, if available, may not be adequate to cover liabilities. SYSCO generally seeks contractual indemnification and insurance coverage from parties supplying its products, but this indemnification or insurance coverage is limited, as a practical matter, to the creditworthiness of the indemnifying party and the insured limits of any insurance provided by suppliers. If SYSCO does not have adequate insurance or contractual indemnification available, product liability relating to defective products could materially reduce SYSCO's net income and earnings per share.

BECAUSE SYSCO HAS FEW LONG-TERM CONTRACTS WITH SUPPLIERS AND DOES NOT CONTROL THE ACTUAL PRODUCTION OF ITS PRODUCTS, SYSCO MAY BE UNABLE TO OBTAIN ADEQUATE SUPPLIES OF ITS PRODUCTS

     SYSCO obtains all of its foodservice products from other suppliers. For the most part, SYSCO does not have long-term contracts with any supplier committing it to provide products to SYSCO. Although SYSCO's purchasing volume can provide leverage when dealing with suppliers, suppliers may not provide the foodservice products and supplies needed by SYSCO in the quantities requested. Because SYSCO does not control the actual production of its products, it is also subject to delays caused by interruption in production based on conditions outside its control. These conditions include:

     o    job actions or strikes by employees of suppliers;

     o    weather;

     o    crop conditions;


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

     o    transportation interruptions; and

     o    natural disasters or other catastrophic events.

     SYSCO's inability to obtain adequate supplies of its foodservice products as a result of any of the foregoing factors or otherwise, could mean that SYSCO could not fulfill its obligations to customers, and customers may turn to other suppliers.

IF SYSCO CANNOT RENEGOTIATE ITS UNION CONTRACTS, ITS PROFITABILITY MAY DECREASE BECAUSE OF WORK STOPPAGES

     As of July 3, 1999, 7,641 SYSCO employees were members of 45 different local unions associated with the International Brotherhood of Teamsters and other labor organizations, at 34 operating companies. In fiscal 2000, 18 agreements covering 2,557 employees will expire. Failure to effectively renegotiate these contracts could result in work stoppages. Although SYSCO has not experienced any significant labor disputes or work stoppages to date, and believes it has satisfactory relationships with its unions, a work stoppage due to failure to renegotiate a union contact, or otherwise, could have a material adverse effect on SYSCO.

IF  SYSCO  CANNOT   INTEGRATE   ACQUIRED   COMPANIES  WITH  ITS  BUSINESS,   ITS
PROFITABILITY MAY DECREASE

     If SYSCO is unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, its profitability may decrease. Integration of an acquired business may be more difficult when SYSCO acquires a business in a market in which it has limited or no expertise, or with a corporate culture different from SYSCO's. If SYSCO is unable to integrate acquired businesses successfully, it may incur substantial costs and delays in increasing its customer base. In addition, the failure to integrate acquisitions successfully may divert management's attention from SYSCO's existing business and may damage SYSCO's relationships with its key customers and suppliers.

PROVISIONS IN SYSCO'S CHARTER AND STOCKHOLDER RIGHTS PLAN MAY INHIBIT A TAKEOVER OF SYSCO

     Under its Restated Certificate of Incorporation, SYSCO's Board of Directors is authorized to issue up to 1.5 million shares of preferred stock without stockholder approval. No shares of preferred stock are currently outstanding. Issuance of these shares would make it more difficult for anyone to acquire SYSCO without approval of the Board of Directors because more shares would have to be acquired to gain control. If anyone attempts to acquire SYSCO without approval of the Board of Directors of SYSCO, the stockholders of SYSCO have the right to purchase preferred stock of SYSCO, which also means more shares would have to be acquired to gain control. Both of these devices may deter hostile takeover attempts that might result in an acquisition of SYSCO that would have been financially beneficial to SYSCO's stockholders.

IF SYSCO FAILS TO ADEQUATELY ADDRESS THE YEAR 2000 ISSUE, IT MAY LOSE REVENUE OR INCUR ADDITIONAL COSTS

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000.

     As a result, SYSCO may suffer the following consequences:

     o SYSCO may experience a significant number of operational inconveniences and inefficiencies for it and its customers that may divert time and attention and financial and human resources from its ordinary business activities.

     o SYSCO may suffer serious system failures that may require significant efforts by it or its customers to prevent or alleviate material business disruptions.

     o SYSCO may experience a significant loss of revenues or incur a significant amount of unanticipated expenses.

                           FORWARD LOOKING STATEMENTS

     Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully for the following reasons:

     o    the statements discuss our future expectations;

     o the statements contain projections of our future results of operations or of our financial condition; and

     o    the statements state other "forward-looking" information.

     We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are not accurately able to predict or over which we have no control. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, financial condition and results of operations. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

                                 USE OF PROCEEDS

     This prospectus relates to the offer and sale of our common shares by the selling shareholders. We will not receive any proceeds from the sale of the common shares, but we will pay all expenses related to the registration of the common shares other than underwriting discounts and commissions and fees of counsel to the selling shareholders.


                              SELLING SHAREHOLDERS

     The SYSCO common stock to which this prospectus relates is being offered by former shareholders of Newport Meat Co., Inc. On July 30, 1999, SYSCO issued 1,575,635 shares of common stock to the selling shareholders in connection with the merger between a wholly owned subsidiary of SYSCO and Newport Meat. In connection with the merger, we entered into a registration rights agreement with the selling shareholders of Newport Meat, under which we agreed to register for sale certain of the shares of common stock issued by SYSCO to the selling shareholders.

     The following table states the name of each of the selling shareholders, the number of shares of common stock of SYSCO beneficially owned by each selling shareholder as of July 30, 1999, the number of shares which may be sold for the account of the selling shareholders and the number of shares of common stock beneficially owned by each selling shareholder after the completion of the offering, including the percentage of SYSCO common stock owned by each selling shareholder as of July 30, 1999 and owned by each selling shareholder after the completion of the offering.

                                            BENEFICIAL OWNERSHIP                        BENEFICIAL OWNERSHIP
                                          PRIOR TO THE OFFERING (1)                     AFTER THE OFFERING (1) (2)
NAME OF                                   -------------------------   NUMBER OF         --------------------------
SELLING SHAREHOLDER                         SHARES      PERCENTAGE    SHARES OFFERED    SHARES      PERCENTAGE
-------------------                         ------      ----------    --------------    ------      ----------

Richard A. Nicholas, as Trustee
   of The R/C Nicholas Family
   Trust (3)                                 1,331,088        *        1,055,778         275,310        *

Richard A. Nicholas, as Trustee
   of the R. Nicholas 1999 Trust (3)          117,472         *         99,865           17,607         *

Richard A. Nicholas, as Trustee
   of the C. Nicholas 1999 Trust (3)          117,472         *         99,865           17,607         *
______________________________
       *    Less than 1% of outstanding shares.
       (1) The  percentage is calculated  based on the number of shares of SYSCO common stock  beneficially  owned.  As of July 30, 1999,  329,455,167 shares of SYSCO common stock were outstanding.
       (2) Assumes all offered SYSCO common stock will be sold.
       (3) Since July 30,  1999,  Richard A.  Nicholas,  the trustee for The R/C
           Nicholas Family Trust, the R. Nicholas 1999 Trust and the C. Nicholas
           1999 Trust has been the chief  executive  officer and chairman of the
           Board of Directors  of SYSCO  Newport Meat  Company,  a  wholly-owned subsidiary of SYSCO. Mr. Nicholas  beneficially owns 9,603 additional shares of SYSCO common stock.




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




                              PLAN OF DISTRIBUTION

         The selling shareholders may offer and sell shares of common stock offered by this prospectus from time to time in one or more of the following transactions:

     o on the New York Stock Exchange or any other securities exchange that lists the common stock for trading;

     o    in the over-the-counter market;

     o    in   transactions   other   than   on   such   exchanges   or  in  the
          over-the-counter market;

     o in short sales of the common stock, in transactions to cover short sales or otherwise in connection with short sales;

     o by pledge to secure debts and other obligations or on foreclosure of a pledge;

     o through put or call options, including the writing of exchange-traded call options, or other hedging transactions related to the common stock; and

     o    in a combination of any of the above transactions.

     The selling shareholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The transactions listed above may include block transactions. We have been advised by the selling shareholders that they have not made any arrangements relating to the distribution of the shares covered by this prospectus.

     The selling shareholders may use broker-dealers to sell their shares or may sell their shares to broker-dealers acting as principals. If this happens, broker-dealers will either receive discounts or commissions from the selling shareholders, or they will receive commissions from purchasers of shares for whom they acted as agents, or both. If a broker-dealer purchases shares as a principal, it may resell the shares for its owns account under this prospectus. We will pay all registration fees and expenses for the common stock offered by this prospectus.

     We have informed the selling shareholders that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 may apply to their sales of common stock.

     The selling shareholders and any agent, broker or dealer that participates in sales of common stock offered by this prospectus may be deemed "underwriters" under the Securities Act of 1933 and any commissions or other consideration received by any agent, broker or dealer may be considered underwriting discounts or commissions under the Securities Act. We have agreed to indemnify the selling shareholders against certain liabilities arising under the Securities Act from sales of common stock. Selling shareholders may agree to indemnify any agent, broker or dealer that participates in sales of common stock against liabilities arising under the Securities Act from sales of common stock.

     Instead of selling common stock under this prospectus, selling shareholders may sell common stock in compliance with the provisions of Rule 144 under the Securities Act, if available.

     The term "selling shareholders" also includes persons who obtain common stock from selling shareholders as a gift, on foreclosure of a pledge or in another private transaction.

                                  LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus will be passed upon for SYSCO by Arnall Golden & Gregory, LLP, Atlanta, Georgia. Jonathan Golden , a partner of Arnall Golden & Gregory, LLP, is a director of SYSCO. As of July 30, 1999, attorneys with Arnall, Golden & Gregory, LLP beneficially owned an aggregate of approximately 66,000 shares of SYSCO's common stock.


                                     EXPERTS

     The consolidated balance sheets of SYSCO as of July 3, 1999 and June 27, 1998, and the related statements of consolidated results of operations, shareholders' equity and cash flows and financial statement schedule for each of the three years in the period ended July 3, 1999, incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of Arthur Andersen LLP as experts in giving said report.


                       WHERE YOU CAN FIND MORE INFORMATION

     SYSCO files annual, quarterly and current reports, proxy and information statements and other information with the Securities and Exchange Commission. You may read and copy any materials we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. SYSCO's SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

     The SEC allows SYSCO to "incorporate by reference" information we file with the SEC, which means that SYSCO can disclose important information to you by referring you to those documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede information contained in this prospectus.

     The following documents filed by SYSCO (File No. 1-06544) with the SEC are incorporated by reference in and made a part of this prospectus:

     o SYSCO's Annual Report on Form 10-K for the fiscal year ended July 3, 1999; and

     o The description of SYSCO's common stock contained in SYSCO's registration statement filed under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

     We are also incorporating by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. These documents will be deemed to be incorporated by reference in this prospectus and to be a part of it from the date they are filed with the SEC.

     You may obtain a copy of these filings, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this prospectus or in a document incorporated by reference herein, at no cost, by writing or telephoning:

                                SYSCO Corporation
                                Toni Spigelmyer
                                Assistant Vice President Investor Relations
                                1390 Enclave Parkway
                                Houston, Texas 77077-2099
                                Telephone:  (281) 584-1390



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